CUSIP No. M40868107           13D
 __________________________________________________________________________

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 15)

                          ESC Medical Systems Ltd.
                              (Name of Issuer)

               Ordinary Shares, NIS 0.10 par value per share
                       (Title of Class of Securities)

                                 M40868107
                               (CUSIP Number)

                            Barnard J. Gottstein
                         Carr-Gottstein Properties
                      550 West 77th Avenue, Suite 1540
                          Anchorage, Alaska 99501
                               (907) 278-2277
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                               June 18, 1999
          (Date of Event which Requires Filing of This Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                 /  /





      This Amendment No. 15 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, Amendment No. 2, dated March 9, 1999, Amendment No. 3, dated March 22, 1999, Amendment No. 4, dated March 24, 1999, Amendment No. 5, dated April 14, 1999, Amendment No. 6, dated April 19, 1999, Amendment No. 7, dated May 10, 1999, Amendment No. 8, dated May 11, 1999, Amendment No. 9, dated May 20, 1999, Amendment No. 10, dated May 27, 1999, Amendment No. 11, dated May 29, 1999, Amendment No. 12, dated June 15, 1999, Amendment No. 13, dated June 16, 1999, and Amendment No. 14, dated June 17, 1999(the "Original Schedule 13D"), relating to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). Each of the Barnard J. Gottstein Revocable Trust, Barnard J. Gottstein, as trustee of the Barnard
 J. Gottstein Revocable Trust, and Barnard J. Gottstein, as an individual (collectively, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

 ITEM 4.   PURPOSE OF TRANSACTION.

       Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

       On June 17, 1999, Messrs. Genger and Gottstein issued a press release responding to the Company's continued misstatements. In order to dispel any notion that they are seeking control of the Company, Messrs. Genger and Gottstein further reiterated their commitment to use their voting power to support an independent Board with a majority of the Board at all times consisting of individuals who have no present or prior business affiliation with either of them. A copy of the press release is attached hereto as Exhibit 28 and is incorporated herein by reference.

       On June 18, 1999, Messrs. Genger and Gottstein issued a press release responding to the Company's misleading press release issued on June 18 about the Israeli court's ruling with respect to three motions filed by Messrs. Genger and Gottstein's Israeli counsel. Contrary to the Company's press release, the court in Israel has set a hearing date for Tuesday, June 22, 1999 on two of the three motions filed against the Company by Messrs. Genger and Gottstein. The hearing date on the third motion has yet to be set. A copy of Messrs. Genger and Gottstein's press release is attached hereto as Exhibit 29 and is incorporated herein by reference.

       Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

       Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

       Exhibit 28:  Press release, dated June 17, 1999

       Exhibit 29:  Press release, dated June 18, 1999


                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: June 18, 1999


                               /s/ Barnard J. Gottstein
                               ________________________________________
                               Barnard J. Gottstein
                               Individually and as Trustee of the
                               Barnard J. Gottstein Revocable Trust


                               BARNARD J. GOTTSTEIN REVOCABLE TRUST


                               /s/ Barnard J. Gottstein
                               ________________________________________
                               Barnard J. Gottstein
                               Trustee



                               EXHIBIT INDEX


 Exhibit
 Number                  Title                                    Page

 28            Press Release, dated June 17, 1999                   6

 29            Press Release, dated June 18, 1999                  15